June 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention:	Abby Adams

Laura Crotty

Nudrat Salik

Lynn Dicker

RE:	Aeris Biotechnologies, Inc.

Offering Statement on Form 1-A

Amendment No. 1

Filed June 7, 2022

File No. 024-11863

Ladies and Gentlemen:

On behalf of our client Aeris Biotechnologies, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter, dated June 28, 2022 (the “Comment Letter”), with respect to the Company’s filing referenced above (the “Offering Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Offering Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Offering Statement (“Amendment No. 2”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

SEC Comment

Amendment No. 1 to Offering Circular on Form 1-A Filed June 7, 2022

Summary

The Company, page 1

1.	We note the revised disclosure provided in response to our prior comment 1, the substance of which clarifies that you are not developing biomedical products at this time. Please remove each reference to the company as a “biomedical technology company” and more accurately characterize the nature of the company’s business, namely that you are developing an environmental biopesticide rather than biomedical products.

Company Response

Effect has been given to the Staff’s comment. Please see the new disclosure on pages 1 and 14 of, and removal of the term “biomedical” throughout, Amendment No. 2.

SEC Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.	We note your response to comment 6. The additional disclosures provided appear to only address the cash requirements of your plan of operation but do not discuss the actual plan of operation. Please expand your disclosures accordingly. Refer to Item 9(c) of the Form 1-A.

Company Response

Effect has been given to the Staff’s comment. Please see the new disclosure on pages 25 and 29 of Amendment No. 2.

SEC Comment

Financial Statements

Note 5 - Commitments and Contingencies, page F-9

3.	We note your response to comment 2. In a similar manner to your response, please update your disclosures in the notes to the financial statements as well to discuss the terms of the amended license agreement.

Company Response

Effect has been given to the Staff’s comments. Please see the revised disclosure in Notes 5 and 6 on page F-9 of Amendment No. 2.

SEC Comment

Exhibits

4.	We note your statement in Exhibit 13.1 that the company “controls a multi-billion dollar potential market”. Given the stage of development of the company’s products, this statement appears premature. Please provide support for the statement or revise.

Company Response

Effect has been given to the Staff’s comments. Please see the revised disclosure on slide 14 of Exhibit 13.1 of Amendment No. 2.

SEC Comment

Exhibits

5.

We note that the last slide of Exhibit 13.1, your testing the waters materials, includes active hyperlinks to source materials. Please note that when an issuer includes active hyperlinks or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks.

Company Response

The Staff’s comments are noted. The Company deleted the last slide of Exhibit 13.1 of Amendment No. 2.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX
For the Firm

cc: Aeris Biotechnologies, Inc.